FILED
2008 OCT 23 PM 2:16
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

THIRD ARTICLE OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

THE NEXT POP STAR, INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes, this Corporation adopts the following amendment to its Articles of Incorporation:

FIRST: Amendment adopted (designated by Article Number):

1. Amend "Article 1 – Corporate Name" as follows:

ARTICLE 1 – CORPORATE NAME

The name of the corporation shall be:

Beta Music Group, Inc. (hereinafter, "Corporation")

SECOND:

The date of adoption of this Amendment is October 20th 2008.

THIRD:

Adoption of Amendments:

The amendments were approved by the majority-in-interest of the shareholders of the Corporation, in accordance with the provisions set forth in the Articles of Incorporation of the Corporation. The number of shares casting votes for the amendments was sufficient for approval.

Signature: [signature]
Michelle Tucker, Director